[State Street Logo]

VIA EDGAR

January 27, 2022

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re: Wasatch	Funds Trust (“Registrant”)

File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the comments on Post-Effective Amendment No. 118 to the Registrant’s registration statement on Form N-1A (“PEA 118”) on behalf of the Wasatch Core Growth Fund, Wasatch Emerging India Fund, Wasatch Frontier Emerging Small Countries Fund, Wasatch Global Opportunities Fund, Wasatch International Growth Fund, Wasatch International Opportunities Fund and Wasatch Ultra Growth Fund filed on EDGAR on December 1, 2021 that were provided to me by telephone initally on January 13, 2022 and supplementally on January 25, 2022 by the staff of the Securities and Exchange Commission (the “Staff”).

Summary Section of Prospectus – Fees and Expenses of the Fund – Core Growth Fund, Emerging India Fund, Frontier Emerging Small Countries Fund, Global Opportunities Fund, International Growth Fund, International Opportunities Fund and Ultra Growth Fund

1.    Staff Comment (supplemental): A fund may disclose an expense reimbursement or fee waiver arrangement in the fee table pursuant to Instruction 3(e) of Form N-1A. Please note that several funds have a footnote 1 regarding an expense reimbursement but do not have a line item in the fee table showing the expense reimbursement. Please remove footnote 1 if the Fund does not have a line item for an expense reimbursement.

Response: Footnote 1 will be removed for Core Growth Fund, Emerging India Fund, International Growth Fund and International Opportunities Fund.

Summary Section of Prospectus – Principal Strategies – Core Growth Fund

2.    Staff Comment: The first paragraph of this section states that “The Fund invests primarily in smaller growing companies at reasonable prices.” Please define and explain in Plain English the term “smaller growing companies”.

Response: The term “smaller growing companies” is defined below for the Core Growth Fund and such term is only used for the Core Growth Fund. Registrant will replace the second paragraph of the summary titled “Principal Strategies” with the following:

Under normal market conditions, we will invest the Fund’s net assets primarily in the equity securities, typically common stock, of smaller growing companies. We consider these companies to be companies we believe have typically exhibited consistent growth in earnings per share and that are relatively small, with minimum market capitalizations of $100 million and up to a maximum market capitalization at the time of purchase of $5 billion or the market capitalization of the largest company in the Russell 2000® Index as of its most recent reconstitution date, whichever is greater. The Russell 2000 Index reconstitution date is typically each year on or around July 1. As of the 2021 reconstitution date, the market capitalization of companies included in the Russell 2000 Index ranged from $128.1 million to $27.1 billion. The market capitalization of the largest company in the Russell 2000 Index is subject to change at its next reconstitution date.

3.    Staff Comment: The second paragraph of this section states that “Under normal market conditions, we will invest the Fund’s net assets primarily in the equity securities of smaller growing companies. The companies in which the Fund invests usually have market capitalizations, at the time of purchase, that are less than the larger of $5 billion or the market capitalization of the largest company in the Russell 2000 Index as of its most recent reconstitution date. As of the 2021 reconstitution date, the market capitalization of the largest company in the Russell 2000 Index was $27.1 billion. The market capitalization of the Russell 2000 Index is subject to change at its next reconstitution date.”

(a)	Please specify what type of equity securities the Fund will invest in and revise principal risks accordingly.

(b)

Please provide a range for the market capitalization for the indices and a range for the market capitalization size the Fund may invest including the minimum capitalization range the Fund may invest in.

(c)	Please indicate the date the index is reconstituted or how often the index is reconstituted.

(d)

The statement “that are less than the larger of $5 billion or the market capitalization of the largest company in the Russell 2000 Index as of its most recent reconstitution date” is confusing. Please explain and clarify disclosure.

(e)	Does the Fund invest in micro-cap companies? If yes, please revise disclosure in principal strategies and principal risks accordingly to reflect investments in micro cap companies.

Response: See the response to Comment 2, above. Registrant has modified the disclosure to:

(a)	clarify that equity securities are typically common stock and the risk disclosure for equity securities includes the risks for common stock;

(b)	clarify the market cap range for the index and the minimum and maximum range of potential investments for the Fund (the minimum market cap is not tied to the index);

(c)	include the reconstitution date of the index;

(d)	clarify the maximum market cap test that will be used; and

(e)	the Fund does not intend to invest a significant portion of its assets in micro cap stocks, so no additional strategy or risk disclosure related to micro cap stocks is necessary.

4.    Staff Comment: The third paragraph of this section states: “The Fund may invest up to 20% of its total assets at the time of purchase in securities issued by foreign companies in developed markets, emerging markets, or frontier markets. Securities issued by companies incorporated outside the United States whose securities are principally traded in the United States are not defined as foreign companies and are not subject to this limitation.”

The sixth paragraph of this section states: “The Fund may invest a large percentage of its assets in a particular region or market, including Europe and the United Kingdom.”

According to the Annual Report filed on Form N-CSR filed by EDGAR on December 3, 2021, the Core Growth Fund currently invests 92.1% of its assets in United States, 1.8% of its assets in Argentina, 3.0% of its assets in Ireland and 3.1% of its assets in Israel. The Fund invests less than 10% of its assets in foreign issuers.

(a)	Based on investments in the latest Annual Report, are investments in foreign companies a principal strategy?

(b)	Also, are investments in Europe and the United Kingdom (“U.K.”) a principal strategy?

(c)

If foreign companies is a principal strategy, please define foreign companies including developed markets, emerging markets, or frontier markets. Please include the types of securities for foreign companies. This disclosure can be included in response to Item 9 of Form N-1A .

Response:

(a)

As we may invest up to 20% of the Fund’s assets in the securities of foreign companies, we consider the investments in foreign securities to be a principal strategy and such potential exposure to be a principal investment risk associated with the Fund that should be disclosed.

(b)

Although the Fund may invest in foreign companies of any country, including countries of Europe and the U.K., given the limited exposure at this time, the reference to Europe and the U.K. has been removed from the summary and disclosure added in response to Item 9 that exposure to Europe and the U.K. is not a principal risk for the Fund at this time.

(c)

As the Fund is permitted to invest in the securities of companies incorporated in any non-U.S. country and is not focused on any particular market region (developed, emerging or frontier), we have revised the disclosure to note that the Fund may invest up to 20% of the Fund’s total assets in the equity securities (typically common stock) of foreign companies (companies that are incorporated in any country outside the United States and whose securities principally trade outside the United States). Securities issued by companies incorporated outside the United States whose securities are principally traded in the United States are not defined as foreign companies and are not subject to this limitation. The disclosure in response to Item 9 further has been revised to note that exposure to emerging markets or frontier markets is not a principal risk of the Fund at this time.

Summary Section of Prospectus – Fees and Expenses of the Fund – Core Growth Fund, Emerging India Fund, Frontier Emerging Small Countries Fund, Global Opportunities Fund, International Growth Fund, International Opportunities Fund and Ultra Growth Fund

5.    Staff Comment (applicable to all Funds): Please add disclosure in principal strategies regarding specific currencies the Fund will invest in and a corresponding currency risk in the principal risks.

Response: The Registrant understands that the Staff has requested that a Fund include disclosure regarding a Fund’s use of foreign currency and whether such currency is U.S. dollar denominated or foreign and that the Staff objects to the applicable Fund not including such disclosure in its principal strategies.

However, each Fund (Core Growth Fund, Emerging India Fund, Frontier Emerging Small Countries Fund, Global Opportunities Fund, International Growth Fund, International Opportunities Fund and Ultra Growth Fund) does not have a principal strategy to invest in a particular foreign currency. A Fund will engage in foreign currency transactions from USD to the local currency or vice-versa to the extent necessary to execute purchase or sale transactions. The currency risk disclosure is a general risk associated with investing in foreign securities regardless of the specific currency exchanged for a transaction, and expressly states that a Fund may invest in foreign currencies to the extent necessary to effect foreign securities transactions and describes the risks associated with that activity. Although the foreign securities risk disclosure already included currency risk, we have clarified and revised the currency risk to state:

More specifically, changes in currency exchange rates will affect the value of non-U.S. securities, the value of dividends and interest earned from such securities and gains and losses realized on the sale of such securities. The value of an investment denominated in a foreign currency will decline in U.S. dollar terms if that currency weakens against the U.S. dollar. The Fund may be invested in the local currency of a foreign country in connection with executing foreign securities transactions. When the Fund executes the securities transactions, there is the risk of the value of the foreign currency increasing or decreasing against the value of the U.S. dollar. While the Fund is permitted to hedge currency risks, the Advisor does not anticipate doing so at this time.

6.    Staff Comment (applicable to all Funds): Please delete the word “generally” from the principal strategies.

Emerging India Fund - The second paragraph of this section states that “We will generally consider qualifying investments to be in companies that are listed on an Indian exchange, that have at least 50% of their assets in India, or that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in India.”

Frontier Emerging Small Countries Fund – The fifth paragraph of this section states that “We will generally consider qualifying investments to be in companies that are listed on a securities exchange in a frontier market or small emerging market country, that are legally domiciled in a frontier market or small emerging market country, that have at least 50% of their assets in a frontier market or small emerging market country, or that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services provided in a frontier market or small emerging market country.”

Response: The Registrant will delete the word “generally” as requested.

Summary Section of Prospectus – Principal Strategies – Emerging India Fund

7.    Staff Comment: The second paragraph of this section states that “We will generally consider qualifying investments to be in companies that are listed on an Indian exchange, that have at least 50% of their assets in India, or that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in India.”

Please confirm supplementally the economic test used to determine an investment in India. Is it one test or more than one test?

Response: Please note that word “generally” has been deleted (see Response 6 above). The Indian holdings in the Emerging India Fund are usually listed on an Indian exchange. Indian securities listed on an Indian exchange will be considered qualifying for the purposes of compliance with the names rule. However, if there are Indian companies that are not listed on an Indian exchange (such as those that may be listed on the London exchange), we would consider the other criteria noted above to help analyze whether a security is economically tied to India (with no particular factor controlling) consistent with the Adopting Release of Rule 35d-1 (see footnotes 24 and 25 and related text).

8.    Staff Comment: The fourth paragraph in the section states: “The Fund may also invest in companies domiciled in developed, emerging and frontier markets.”

According to the Annual Report filed on Form N-CSR filed by EDGAR on December 3, 2021, the Emerging India Fund currently invests 100% of its assets in India.

Is the fourth paragraph applicable where 100% of the Fund’s assets are invested in India? What other countries does the Fund invest in? This disclosure could be considered misleading. If not applicable, please revise principal investment strategies and principal risks, accordingly.

Response: India is currently considered an emerging market. Although the Emerging India Fund must invest at least 80% of its net assets in securities tied economically to India, the Fund may invest in countries outside of India with respect to its 20% bucket. Nevertheless, Registrant will eliminate the line in the summary and revise the disclosure in response to Item 9 that the Emerging India Fund may invest in foreign countries other than India but such exposure is not considered a principal risk at this time. Further, the disclosure in Item 9 will note that investments in frontier markets is not a principal risk for the Fund at this time.

Summary Section of Prospectus – Principal Strategies – Frontier Emerging Small Countries Fund

9.    Staff Comment: The third paragraph in the section states: ““Frontier markets” include any country that is outside the Morgan Stanley Capital International (MSCI) All Country World Index, and also any country that is currently included in the Russell Frontier Index, the S&P Frontier Broad Market Index (BMI), the MSCI Frontier Markets Index, or similar market indexes, or any country that, in our opinion, has similar characteristics regardless of its inclusion in an index.”

(a)	Please add the Adviser to the third paragraph. The Advisor considers “frontier markets” to include…

(b)

The last part of the sentence “, or similar market indexes, or any country that, in our opinion, has similar characteristics regardless of its inclusion in an index” is overly broad. Please revise for clarity.

Response:

(a)	The modification will be made that “We consider “foreign markets” to include….

(b)

We note that although some countries, currently Argentina, for example, may be considered a frontier market, it is not presently included in the specified indices and therefore the Fund cannot be reliant only on inclusion in a frontier index. Accordingly, the disclosure has been revised to state that:

We consider “frontier markets” to include any non-developed or non-emerging country that is outside the Morgan Stanley Capital International (MSCI) All Country World Index, and also any country that is currently included in the Russell Frontier Index, the S&P Frontier Broad Market Index (BMI), or the MSCI Frontier Markets Index. We may also determine a country to be a frontier market considering various factors including the classification of a country as a frontier market by any international organization that evaluates or classifies countries (such as the World Bank, International Monetary Fund, Morgan Stanley Capital International (MSCI), or FTSE International).

10.    Staff Comment (supplemental) : Please provide further clarification supplementally on the definition of frontier markets and small emerging market countries. For example, countries such as Brazil, China, Taiwan, India and South Korea would any of such countries be considered a frontier market or a small emerging country?

Response: In addition to the definition of frontier market, the fourth paragraph of the principal strategy section of the summary defines “small emerging market” to be any country that individually constitutes not more than 7% of the MSCI Emerging Markets Index or the S&P Emerging BMI. The Fund can purchase the security of any company in a frontier market (such as those included in the frontier indices) and the security of any company from a small emerging market. China, Taiwan, India and South Korea are currently not considered frontier market or small emerging markets, so securities of companies in those countries would not be counted in the 80% bucket. Brazil, however, currently constitute less than 7% of the of the MSCI Emerging Markets Index or the S&P Emerging BMI and does qualify as a small emerging market.

11.    Staff Comment: The last sentence in the sixth paragraph in the section states: “The Fund may also invest in companies domiciled in developed markets.” Is this part of the Fund’s 20% basket or including in the 80% basket for the names rule. Please clarify. In addition, please disclose what are developed markets.

Response: Registrant confirms that the securities of companies domiciled in developed markets would be included in the 20% basket for the names rule. Although the Fund may invest in securities of companies domiciled in developed markets, given the limited exposure at this time, the reference to investing in developed markets has been removed.

Summary Section of Prospectus – Principal Strategies – Global Opportunities Fund

12.    Staff Comment: The second paragraph of this section states that “Under normal market conditions, we will invest the Fund’s assets primarily in the equity securities of foreign and domestic companies with market capitalizations, at the time of purchase, that are less than the larger of $5 billion or the market capitalization of the largest company in the MSCI ACWI Small Cap Index as of its most recent reconstitution date. As of the 2021 reconstitution date, the market capitalization of the largest company in the MSCI ACWI Small Cap Index was $21.41 billion. The market capitalization of the MSCI ACWI Small Cap Index is subject to change at its next reconstitution date. The Fund may also invest a significant portion of its total assets in micro cap companies with market capitalizations below $1 billion (up to 90% under normal market conditions).”

(a)	Please specify what type of equity securities the Fund will invest in and revise principal risks accordingly.

(b)

Please provide a range for the market capitalization for the indices and a range for the market capitalization size the Fund may invest including the minimum capitalization range the Fund may invest in.

(c)	Please indicate the date the index is reconstituted or how often the index is reconstituted.

(d)

The statement “that are less than the larger of $5 billion or the market capitalization of the largest company in the MSCI ACWI Small Cap Index as of its most recent reconstitution date” is confusing. Please explain and clarify disclosure.

Response: Registrant will revise the second paragraph to state:

Under normal market conditions, we will invest the Fund’s net assets primarily in the equity securities, typically common stock, of foreign and domestic companies. These companies will typically have minimum market capitalizations of $100 million and up to a maximum market capitalization at the time of purchase of $5 billion or the market capitalization of the largest company in the MSCI AC (All Country) World Small Cap Index as of its most recent reconstitution date, whichever is greater. The Fund will re-set the market capitalization annually following MSCI’s annual index reconstitution which occurs on or around November of each year. As of the 2021 reconstitution date, the market capitalization of companies included in the MSCI AC (All Country) World Small Cap Index ranged from $64.6 million to $31.3 billion. The market capitalization of the largest company in the MSCI AC (All Country) World Small Cap Index is subject to change at its next reconstitution date. The Fund may also invest a significant portion of its total assets in micro cap companies with market capitalizations below $1 billion (up to 90% under normal market conditions).

Accordingly, the disclosure has been modified to:

(a)	clarify that equity securities are typically common stock and the risk disclosure for equity securities already includes the risks for common stock;

(b)	clarify the market cap range for the index and the minimum and maximum range of potential investments for the Fund (the minimum market cap is not tied to the index);

(c)	include the reconstitution date of the index, and

(d)	clarify the test for the maximum market cap that will be used.

Summary Section of Prospectus – Principal Strategies – International Growth Fund

13.    Staff Comment: The second paragraph of this section states that “Under normal market conditions, we will invest the Fund’s assets in the equity securities of foreign companies, usually with market capitalizations, at the time of purchase, that are less than the larger of $5 billion or the market capitalization of the largest company in the MSCI ACWI ex USA Small Cap Index as of the most recent reconstitution date. As of the 2021 reconstitution date, the market capitalization of the largest company in the MSCI ACWI ex USA Small Cap Index was $9.06 billion. The market capitalization of the MSCI ACWI ex USA Small Cap Index is subject to change at its next reconstitution date. Under normal market conditions, the Fund will invest in at least five of the countries included in the MSCI AC (All Country) World Index ex USA Small Cap Index.”

(a)	Please specify what type of equity securities the Fund will invest in and revise principal risks accordingly.

(b)

Please provide a range for the market capitalization for the indices and a range for the market capitalization size the Fund may invest including the minimum capitalization range the Fund may invest in.

(c)	Please indicate the date the index is reconstituted or how often the index is reconstituted.

(d)

The statement “that are less than the larger of $5 billion or the market capitalization of the largest company in the MSCI ACWI ex USA Small Cap Index as of its most recent reconstitution date” is confusing. Please explain and clarify disclosure.

Response: Registrant will revise the second paragraph to state:

Under normal market conditions, we will invest the Fund’s net assets primarily in the equity securities, typically common stock, of small foreign companies. The companies will typically have minimum market capitalizations of $100 million and up to a maximum market capitalization at the time of purchase of $5 billion or the market capitalization the largest company in the MSCI AC (All Country) World ex-USA Small Cap Index as of its most recent reconstitution date, whichever is greater. The Fund will re-set the market capitalization annually following MSCI’s annual index reconstitution which typically occurs on or about November of each year. As of the 2021 reconstitution date, the market capitalization of companies included in the MSCI AC (All Country) World ex-USA Small Cap Index ranged from $64.6 million to $13.3 billion. The market capitalization of the largest company in the MSCI AC (All Country) World ex-USA Small Cap Index is subject to change at its next reconstitution date. Under normal market conditions, the Fund will invest in at least five of the countries included in the MSCI AC (All Country) World ex USA Small Cap Index.

Accordingly, the disclosure has been modified to:

(a)	clarify that equity securities are typically common stock and the risk disclosure for equity securities already includes the risks for common stock;

(b)	clarify the market cap range for the index and the minimum and maximum range of potential investments for the Fund (the minimum market cap is not tied to the index);

(c)	include the reconstitution date of the index, and

(d)	clarify the test for the maximum market cap that will be used.

Summary Section of Prospectus – Principal Strategies – International Opportunities Fund

14.    Staff Comment: The second paragraph of this section states that “Under normal market conditions, we will invest the Fund’s assets primarily in the equity securities of foreign micro-capitalization companies. The Fund considers a company to be a micro-capitalization company if its market capitalization, at the time of purchase, is less than the larger of $1.5 billion or the market capitalization of the largest company in the MSCI ACWI ex-USA Small Cap Index as of its most recent reconstitution date. As of the most recent reconstitution date, the market capitalization of the largest company in the MSCI ACWI ex-USA Small Cap Index was $9.06 billion. The market capitalization of the largest company in the MSCI ACWI ex USA Small Cap Index is subject to change at its next reconstitution date. Under normal market conditions, the Fund will invest in at least five of the countries included in the MSCI ACWI ex USA Small Cap Index.”

(a)	Please specify what type of equity securities the Fund will invest in and revise principal risks accordingly.

(b)

Please provide a range for the market capitalization for the indices and a range for the market capitalization size the Fund may invest including the minimum capitalization range the Fund may invest in.

(c)	Please indicate the date the index is reconstituted or how often the index is reconstituted.

(d)	The largest company in the MSCI ACWI ex USA Small Cap Index is $9.06 billion. This does not seem reasonable for an index as the Fund is investing in micro-capitalization companies. Please explain.

(e)

The statement “that are less than the larger of $1.5 billion or the market capitalization of the largest company in the MSCI ACWI ex USA Small Cap Index as of its most recent reconstitution date” is confusing. Please explain and clarify disclosure.

Response: Registrant will continue to use the current Russell Microcap Index to set the upper end of the market cap range for this Fund, but will revise the second paragraph consistent with related comments to state:

Under normal market conditions, we will invest the Fund’s assets primarily in the equity securities, typically common stock, of foreign micro-capitalization companies that typically have minimum market capitalizations of $100 million and up to a maximum market capitalization at the time of purchase of $1.5 billion or the market capitalization of the largest company in the Russell Microcap Index® as of its most recent reconstitution date, whichever is greater. The Russell Micro Cap reconstitution date is typically each year on or about July 1st. As of the 2021 reconstitution date, the market capitalization of companies included in the Russell Microcap Index ranged from $14.8 million to $3.1 billion. The market capitalization of the largest company in the Russell Microcap Index is subject to change at its next reconstitution date. Under normal market conditions, the Fund will invest in at least five of the countries included in the MSCI ACWI ex USA Small Cap Index.

Accordingly, the disclosure has been modified to:

(a)	clarify that equity securities are typically common stock and the risk disclosure for equity securities already includes the risks for common stock;

(b)	clarify the market cap range for the index and the minimum and maximum range of potential investments for the Fund (the minimum market cap is not tied to the index);

(c)	include the reconstitution date of the index;

(d)	clarify the test for the maximum market cap that will be used.

Summary Section of Prospectus – Principal Strategies – Ultra Growth Fund

15.    Staff Comment: The first paragraph of this section states that “The Fund invests primarily in smaller high growth companies.” Please define and explain in Plain English the term “smaller high growth companies”.

Response: The term “smaller high growth companies” is defined below for the Ultra Growth Fund and such term is only used for the Ultra Growth Fund. Registrant will replace the second paragraph of the summary titled “Principal Strategies” with the following:

Under normal market conditions, we will invest the Fund’s net assets primarily in the equity securities, typically common stock, of smaller companies that we believe have the potential for rapid growth in earnings per share. These companies are typically relatively small, with minimum market capitalizations of $100 million and up to a maximum market capitalization at the time of purchase of $5 billion or the largest company in the Russell 2000® Growth Index as of its most recent reconstitution date, whichever is greater. The Russell 2000 Growth Index reconstitution date is typically each year on or around July 1. As of the 2021 reconstitution date, the market capitalization of companies included in the Russell 2000 Growth Index ranged from $121.8 million to $10.2 billion. The market capitalization of the largest company in the Russell 2000 Growth Index is subject to change at its next reconstitution date.

16.    Staff Comment: The second paragraph of this section states that “Under normal market conditions, we will invest the Fund’s assets in the equity securities of companies we consider to be rapidly growing. The companies in which the Fund invests usually have market capitalizations, at the time of purchase, that are less than the larger of $5 billion or the market capitalization of the largest company in the Russell 2000 Growth Index as of its most recent reconstitution date. As of the 2021 reconstitution date, the market capitalization of the largest company in the Russell 2000 Growth Index was $11.03 billion. The market capitalization of the Russell 2000 Growth Index is subject to change at its next reconstitution date.”

(a)	Please specify what type of equity securities the Fund will invest in and revise principal risks accordingly.

(b)

Please provide a range for the market capitalization for the indices and a range for the market capitalization size the Fund may invest including the minimum capitalization range the Fund may invest in.

(c)	Please indicate the date the index is reconstituted or how often the index is reconstituted.

(d)

The statement “that are less than the larger of $5 billion or the market capitalization of the largest company in the Russell 2000 Growth Index as of its most recent reconstitution date” is confusing. Please explain and clarify disclosure.

(e)	Additionally, is it in the range of micro cap company? If yes, please revise disclosure in principal strategies and principal risks accordingly to reflect investments in micro cap companies.

Response: See the response to Comment 15, above. Accordingly, the disclosure has been revised to:

(a)	clarify that equity securities are typically common stock and the risk disclosure for equity securities already includes the risks for common stock;

(b)	clarify the market cap range for the index and the minimum and maximum range of potential investments for the Fund (the minimum market cap is not tied to the index);

(c)	include the reconstitution date of the index,

(d)	clarify the test for the maximum market cap that will be used and

(e)	the Fund does not intend to invest a significant portion of its assets in micro cap stocks, so no additional strategy or risk disclosure related to micro cap stocks is necessary.

Summary Section of Prospectus – Principal Risks – Core Growth Fund, Emerging India Fund, Frontier Emerging Small Countries Fund, Global Opportunities Fund, International Growth Fund, International Opportunities Fund and Ultra Growth Fund

17.    Staff Comment: Please see Keynote Address – ICI Securities Law Developments Conference (https://www.sec.gov/news/speech/speech-blass-102518). Please reorder principal risks for each Fund in order of significance.

Response: Registrant believes risks are currently disclosed in order of relative significance.

18.    Additional Information about the Funds – Additional Information about Investment Strategies and Risks

Staff Comment:    Please relocate any non-principal investment strategies to the Statement of Additional Information. Item 9 disclosure should be related to further description of the Fund’s principal investment strategies. Please see Instruction 2 to Item 9(b) of Form N-1A and Note 12 of IM Guidance Update No. 2014-08.

Response:    Although Item 9 requires the Fund to describe its principal investment strategies, general instruction C(3)(b) provides that a Fund may include information in the prospectus that is not otherwise required. In IM Guidance Update No. 2014-08, the staff recognized that in this regard, many funds include in their prospectus additional information related to strategies and risks that are not principal. To avoid ambiguity as to strategies and risks that are principal and those that are non-principal, the staff noted that the staff would comment that funds should distinguish which of the strategies and risks are principal and which are not principal. The information in the section entitled “Additional Information about Investment Strategies and Risks” supplements the principal risk disclosure in the summaries and also provides additional information related to non-principal strategies and risks but clearly identifies which strategies and risks are considered non-principal consistent with the guidance. In accordance with instruction C(3)(b) and the guidance, Registrant respectfully will retain a discussion of certain non-principal strategies of the Fund in the prospectus.

Statement of Additional Information – Fund Restrictions and Policies – Core Growth Fund, Emerging India Fund, Frontier Emerging Small Countries Fund, Global Opportunities Fund, International Growth Fund, International Opportunities Fund and Ultra Growth Fund

19.    Staff Comment: In this section fundamental investment restriction 5. states that “a Fund may not: invest more than 25% of total assets (taken at market value at the time of each investment) in the securities of issuers in any particular industry.” There is a footnote * that states “*“industry” means “a particular industry or group of industries.” It notes it is just applicable to the Greater China Fund. Please make this applicable to all Funds. Please see Section 8(b)(1) of the Investment Company Act of 1940, as amended and Item 4(a), Item 9(b)(1) Instruction 4 and Item 16(c)(1)(iv) of Form N-1A.

Response: The Registrant understands that the Staff has requested that the Registrant make the *footnote that industry means a particular industry or group of industries applicable to all Funds pursuant to Section 8(b)(1) of the Investment Company Act of 1940, as amended and Item 4(a), Item 9(b)(1) Instruction 4 and Item 16(c)(1)(iv) of Form N-1A and that the Staff objects to the Registrant not amending such disclosure.

However, as provided in the introductory paragraph for Fund Restrictions and Policies, the policies listed are fundamental policies which may not be changed without the approval of shareholders. These policies have been in place since the respective Fund’s inception and approved by the Board of Trustees. We believe adding a footnote to modify a term in the policy is in effect changing the policy, and we do not believe we have the authority to change the language for existing Funds without Board and shareholder approval. For newer Funds, such as the Greater China Fund, the policy was adopted at such Fund’s inception with the footnote. Accordingly, Registrant respectfully declines to make the change.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes
Vice President

cc:        R. Biles